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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D



                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 5)

                            LIFECORE BIOMEDICAL, INC.
                            -------------------------
                                (Name of Issuer)

                          COMMON STOCK, $0.01 PAR VALUE
                          -----------------------------

                         (Title of Class of Securities)

                                    532187107
                                    ---------
                                 (CUSIP Number)

                                John E. Runnells
                            The Vertical Group, L.P.
                               25 DeForest Avenue
                                Summit, NJ 07901
                                 (908) 277-3737

   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 JANUARY 1, 2002
                                 ---------------

             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule including all exhibits. Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the act (however, see the Notes).
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                                  SCHEDULE 13D

================================================================================
CUSIP NO. 532187107                                            Page 2 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Vertical Fund I, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER

SHARES                 767,008
                 ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY               0
                 ---------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING              767,008
                 ---------------------------------------------------------------
PERSON WITH      10 SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       767,008
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     6.0%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                       PN
================================================================================


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                                  SCHEDULE 13D

================================================================================
CUSIP NO. 532187107                                            Page 3 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Vertical Fund II, L.P.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                       WC
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       Delaware
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER

SHARES                 282,492
                 ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY               0
                 ---------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING              282,492
                 ---------------------------------------------------------------
PERSON WITH      10 SHARED DISPOSITIVE POWER

                       0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       282,492
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     2.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                       PN
================================================================================


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                                  SCHEDULE 13D

================================================================================
CUSIP NO. 532187107                                            Page 4 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Stephen D. Baksa
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER

SHARES                 124,000
                 ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY               1,049,500
                 ---------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING              124,000
                 ---------------------------------------------------------------
PERSON WITH      10 SHARED DISPOSITIVE POWER

                       1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,173,500
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     9.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                       IN
================================================================================



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                                  SCHEDULE 13D

================================================================================
CUSIP NO. 532187107                                            Page 5 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       Jack W. Lasersohn
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER

SHARES                 33,700
                 ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY               1,049,500
                 ---------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING              33,700
                 ---------------------------------------------------------------
PERSON WITH      10 SHARED DISPOSITIVE POWER

                       1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,083,200
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                       IN
================================================================================

                                  SCHEDULE 13D

================================================================================
CUSIP NO. 532187107                                            Page 6 of 9 Pages
--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                       John E. Runnells
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*               (a) |_|
                                                                         (b) |_|
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS*

                       PF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS                        |_|

         IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                       U.S.A.
--------------------------------------------------------------------------------
NUMBER OF        7  SOLE VOTING POWER

SHARES                 1,800
                 ---------------------------------------------------------------
BENEFICIALLY     8  SHARED VOTING POWER

OWNED BY               1,049,500
                 ---------------------------------------------------------------
EACH             9  SOLE DISPOSITIVE POWER

REPORTING              1,800
                 ---------------------------------------------------------------
PERSON WITH      10 SHARED DISPOSITIVE POWER

                       1,049,500
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       1,051,300
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)

         EXCLUDES CERTAIN SHARES                                             |_|
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)     8.2%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON*

                       IN
================================================================================


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                                                               Page 7 of 9 Pages

         This Amendment No. 5 to Statement on Schedule 13-D ("Statement") with respect to the Common Stock, par value $0.01 per share, of Lifecore Biomedical, Inc. (the "Issuer") is filed jointly by Vertical Fund I, L.P. ("VF-I") and Vertical Fund II, L.P. ("VF-II") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells") (the Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons") in order to amend Items 2, 3 and 5 of the Statement to read in their entirety as set forth below. No change is made to the other Items contained in the Statement.

         ITEM 2. IDENTITY AND BACKGROUND.

         This Statement is filed jointly by Vertical Fund I, L.P. ("VF-I") and Vertical Fund II, L.P. (" VF-II") (collectively, the "Partnerships"), Stephen D. Baksa ("Baksa"), Jack W. Lasersohn ("Lasersohn") and John E. Runnells ("Runnells"). (The Partnerships, Baksa, Lasersohn and Runnells are hereinafter sometimes referred to collectively as the "Reporting Persons.") Each of the Partnerships is a Delaware limited partnership whose business address is 25 DeForest Avenue, Summit, New Jersey 07901. The sole general partner of each of the Partnerships is The Vertical Group, L.P. ("Group"), a Delaware limited partnership, whose business address is 25 DeForest Avenue, Summit, New Jersey 07901. The general partners of Group are Baksa, Richard B. Emmitt, Yue-Teh Jang, Lasersohn and Runnells (collectively, the "Individuals"), each of whom is a United States citizen and has a business address of 25 DeForest Avenue, Summit, New Jersey 07901. Each of the Partnerships, Group and the Individuals is engaged principally in the business of securities investment. During the past five years, neither of the Partnerships nor Group nor any of the Individuals has been
(i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         As a result of a reorganization of certain investment partnerships effective January 1, 2002, all of the shares of LCBM Common Stock previously reported as owned by Vertical Fund Associates, L.P. and Vertical Life Sciences, L.P. (together, the "Predecessor Partnerships") are now owned by VF-I and VF-II as successors-in-interest to the Predecessor Partnerships. Group, a Delaware limited partnership, was the sole general partner of each of the Predecessor Partnerships and is the sole general partner of the successor partnerships, VF-I and VF-II. This Amendment No. 5 is filed solely to reflect the Partnerships' ownership of LCBM Common Stock resulting from the reorganization of the Predecessor Partnerships.

         ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         As of January 15, 2002, VF-I owned 767,008 shares of LCBM Common Stock, which the Predecessor Partnerships acquired at an aggregate cost of $6,038,926; VF-II owned 282,492 shares of LCBM Common Stock, which the Predecessor Partnerships acquired at an aggregate cost of $2,087,943; Baksa owned 124,000 shares of LCBM Common Stock, which he acquired at an aggregate cost of $1,093,677; Lasersohn owned 33,700 shares of LCBM Common Stock, which he acquired at an aggregate cost of $377,509; and Runnells owned 1,800 shares of LCBM Common Stock, which he acquired at an aggregate cost of $17,550. All of the 1,209,000 shares of LCBM Common Stock collectively owned by the Reporting Persons are hereinafter referred to as the "Shares". The source of funds used by each Predecessor Partnership to acquire the Shares


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                                                               Page 8 of 9 Pages


owned by it was such Predecessor Partnership's internal cash funds and by each of the three Individuals was such Individual's personal funds.

         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         (a) and (b) Of the aggregate 1,209,000 Shares beneficially owned by all the Reporting Persons, 767,008 shares (approximately 6.0% of the total outstanding) are directly and beneficially owned by VF-I; 282,492 shares (approximately 2.2% of the total outstanding) are directly and beneficially owned by VF-II; 124,000 shares (approximately 1.0% of the total outstanding) are directly and beneficially owned by Baksa; 33,700 shares (approximately 0.3% of the total outstanding) are directly and beneficially owned by Lasersohn; and 1,800 shares (less than 0.1% of the total outstanding) are directly and beneficially owned by Runnells. Subject to the next succeeding paragraph, each of the Reporting Persons has the sole power to vote or direct the vote and to dispose or direct the disposition of the Shares directly and beneficially owned by such person.

         In addition, Group may be deemed to be the beneficial owner of all 1,049,500 Shares (approximately 8.2% of the total outstanding) collectively owned by the two Partnerships because, as the sole general partner of both Partnerships, Group has the sole power to vote or direct the vote and to dispose or direct the disposition of such Shares, and each of the Individuals may be deemed to be the beneficial owner of all 1,049,500 Shares (approximately 8.2% of the total outstanding) collectively owned by the two Partnerships because as a general partner of Group (which is the sole general partner of both Partnerships), each such Individual shares the power (which may be exercised by any one of such Individuals acting alone) to vote or direct the vote and to dispose or direct the disposition of such Shares.

         (c), (d) and (e) Not applicable.


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                                                               Page 9 of 9 Pages



         SIGNATURE.

         After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this Amendment No. 5 is true, complete and correct.

January 16, 2002                        VERTICAL FUND I, L.P.
                                        BY:  THE VERTICAL GROUP, L.P.
                                          General Partner




                                        By:  /s/ John E. Runnells
                                             --------------------
                                             John E. Runnells
                                             General Partner

                                        VERTICAL FUND II, L.P.
                                        BY:  THE VERTICAL GROUP, L.P.
                                        General Partner


                                        By:  /s/ John E. Runnells
                                             --------------------
                                             John E. Runnells
                                             General Partner




                                        /s/  Stephen D. Baksa
                                        ---------------------
                                        Stephen D. Baksa



                                        /s/ Jack W. Lasersohn
                                        ---------------------
                                        Jack W. Lasersohn



                                        /s/ John E. Runnells
                                        --------------------
                                        John E. Runnells